UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	AIP Private Equity Opportunities Fund I P LP

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Front Street, Suite 700
West Conshohocken, Pennsylvania 19428-2881

Telephone Number:	(800) 421-7572

Name and Address of Agent for Service of Process:

Sheri Schreck, Esq.
1633 Broadway, 29th Floor
New York, NY 10019

With Copies to:

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒  NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 24th day of July, 2020.

AIP Private Equity Opportunities Fund I P LP

/s/ John H. Gernon
Name:	John H. Gernon
Title:	President and Principal Executive Officer

Attest:

/s/ Sheri Schreck
Name:	Sheri Schreck
Title:	Assistant Secretary